CanAlaska Ventures Ltd.

May 10, 2005

United States

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:

Mr. Barry Stern

Division of Corporate Finance

Dear Mr. Stern:

Re:

CanAlaska Ventures Ltd. (the “Company”)

Pursuant to your letter dated April 29, 2005 I have attached your requested amendments to the Company’s Form 20F as follows:

Item 15. Controls and Procedures attached.

Item 16C Principal Accountant Fees and Services attached.

Section 302 certification under the Sarbanes-Oxley Act attached.   As per your request we have removed the references to internal control and to Rules 13a-15(f) and 15(d)-15(f) from the fifth paragraph.  We also removed 4(b), certifying to the design of internal control systems.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing(s); staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be satisfactory, however, if you have any questions please call.

Yours truly,

CANALASKA VENTURES LTD.

“Harry Barr”

Harry Barr

Chairman

Enclosure

Toll Free 1-800-667-1870   Tel: 604.685.1870  Fax: 604-685-8045

TSX.V: C V V   OTCBB: C V V L F    www.canalaska.com    Email: info@canalaska.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3, Canada